Filed by Leidos Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Leidos Holdings, Inc.

(Commission File No. 001-33072)

Leidos Investor Day NYSE – NEW YORK, NY August 1, 2016

©2016 LEIDOS. ALL RIGHTS RESERVED.   Forward-Looking Statements The forward looking statements contained in this document involve risks and uncertainties that may affect Leidos Holdings, Inc.’s (“Leidos”) operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of Leidos will be realized. This document also contains statements about the proposed business combination transaction between Leidos and Lockheed Martin Corporation (“Lockheed Martin”), in which Lockheed Martin will separate a substantial portion of its government information technology infrastructure services business and its technical services business, which have been realigned in the Information Systems & Global Solutions (IS&GS) business segment, and combine this business with Leidos in a Reverse Morris Trust transaction (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, the dependency of any split-off transaction on market conditions and the value to be received in any split-off transaction, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Leidos’ ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Leidos’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Leidos’ consolidated financial condition, results of operations or liquidity. For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Leidos’ filings with the SEC, including the prospectus included in the registration statement on Form S-4, the prospectus filed by Leidos pursuant to Rule 424(b)(3), Leidos' definitive proxy statement for its annual meeting of stockholders, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Leidos’ annual report on Form 10-K for the period ended January 1, 2016, its Quarterly Reports filed on Form 10-Q, and such other filings that Leidos makes with the SEC from time to time, which are available at http://www.Leidos.com and at the SEC’s web site at http://www.sec.gov. Leidos assumes no obligation to provide revisions or updates to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws. Additional Information and Where to Find It In connection with the proposed transaction, Abacus Innovations Corporation, a wholly-owned subsidiary of Lockheed Martin created for the Transaction (“Spinco”), has filed with the SEC, and the SEC declared effective on July 11, 2016, a registration statement on Form S-4/S-1 containing a prospectus, and Leidos has filed with the SEC, and the SEC declared effective on July 11, 2016, a registration statement on Form S-4 containing a prospectus, and Leidos has filed with the SEC a definitive proxy statement on Schedule 14A. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT AS WELL AS ANY OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement and other documents filed with the SEC by Lockheed Martin, Spinco and Leidos at the SEC’s web site at http://www.sec.gov. Free copies of these documents and each of the companies’ other filings with the SEC, may also be obtained from Leidos’ web site at http://www.Leidos.com. Non-Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Registration & Informal Lunch with Management 11:30 – 12:30 Opening Remarks & Introductions Kelly Hernandez VP OF INVESTOR RELATIONS 12:30 – 12:35 Strategy & Outlook Roger Krone CHAIRMAN & CEO 12:35 – 1:15 Leidos Investor Day 2016 – Agenda Business Segment Review Michael Leiter EXECUTIVE VP 1:15 – 2:00 Financial Perspective James Reagan CFO 2:00 – 2:45 Q&A Panel 2:45 – 3:45 ©2016 LEIDOS. ALL RIGHTS RESERVED.

Strategy & Outlook Roger Krone, CEO

Key Transaction Benefits ©2016 LEIDOS. ALL RIGHTS RESERVED.   Existing shareholders receive a one-time special dividend per share of $13.64 in connection with the transaction All shareholders continue to receive regular quarterly dividend per share of $0.32 Transaction is expected to be $0.30 cents accretive in 2016 and $0.09 cents accretive in 2017, on a non-GAAP basis Create the leading Government IT player with mission-critical domain expertise, high-technical competencies and unparalleled scale

Key Messages Sharper focus Renewed growth Repositioned & strengthened Leidos Greater anticipated synergies Focus on minimizing risk Solid execution plan → powerful synergies The new Leidos 2018 & beyond* 3% revenue growth 10%+ Adjusted EBITDA margin 100%+ cash efficiency Expanded scope & scale Resilient & diversified revenues The new Leidos: strongly positioned * Represent Operating Metric Targets ©2016 LEIDOS. ALL RIGHTS RESERVED.

Strategy & Outlook – Agenda A repositioned & strengthened Leidos The new Leidos: well positioned Solid execution plan → powerful synergies ©2016 LEIDOS. ALL RIGHTS RESERVED.

Strategy We Have Been Executing Focus on core business: Divested underperforming businesses & non-core assets 1 Invest methodically: In our people, our capabilities, and our cost structure 3 Deploy excess capital: With discipline & flexibility, focus on returning capital to shareholders 4 Drive growth: Grew backlog & collaborated across operations to win bigger deals 2 ©2016 LEIDOS. ALL RIGHTS RESERVED.

Two-year Turnaround Evidence of Value Creation ©2016 LEIDOS. ALL RIGHTS RESERVED.   PROGRESS 1/2014-1/2016 Shareholder value remains our top priority Revenue Growth and Diversification Adjusted EBITDA Margin Expansion Strong Cash Generation and Efficiency Prudent Leverage Disciplined Capital Allocation Strategy

Revenue Growth has Resumed ©2016 LEIDOS. ALL RIGHTS RESERVED.   YEAR END 1/31/2014 YEAR END 1/1/2016 0.5% $9.9B Return to Revenue Growth Backlog Growth: ~$600M (10.8%) $9.3B PROGRESS 1/2014-1/2016 Revenue Growth and Diversification

Margins have Expanded ©2016 LEIDOS. ALL RIGHTS RESERVED.   YEAR END 1/31/2014 YEAR END 1/1/2016 8.3% Improved Margin: 130bps 7.0% PROGRESS 1/2014-1/2016 Adjusted EBITDA Margin1 Expansion (1) See appendix for definition of Non-GAAP Financial Measures

Cash Generation Power has Increased ©2016 LEIDOS. ALL RIGHTS RESERVED.   YEAR END 1/31/2014 YEAR END 1/1/2016 1.9x ~90% Improvement in Cash Flow Efficiency1 1.0x PROGRESS 1/2014-1/2016 Strong Cash Generation and Efficiency Cash Flow Efficiency defined as Operating Cash Flow from Continuing Operations / Non-GAAP Net Income from Continuing Operations

Leverage has Decreased Leverage ratio defined as Net Debt / Adjusted Bank EBITDA (adds back stock based compensation expense) ©2016 LEIDOS. ALL RIGHTS RESERVED.   YEAR END 1/31/2014 YEAR END 1/1/2016 1.0x Reduced net leverage ratio1 by ~1.0x 2.0x PROGRESS 1/2014-1/2016 Prudent Leverage

Shareholders have Received >$500M ©2016 LEIDOS. ALL RIGHTS RESERVED.   YEAR END 1/31/2014 YEAR END 1/1/2016 $656M Cash Balance ~$740M Total Deployed1: ~$520M Share Buybacks & Dividends ~$220M Debt Repayment $430M Cash Balance PROGRESS 1/2014-1/2016 Disciplined Capital Allocation Strategy Represents total deployments during the 23 month period from 2/1/2014 to 1/1/2016

Successful Two-year Turnaround

PROGRESS 1/2014-1/2016

Revenue Growth and Diversification	Adjusted EBITDA Margin[1] Expansion	Strong Cash Generation and Efficiency	Prudent Leverage	Disciplined Capital Allocation Strategy
Return to Revenue Growth ***Backlog Growth: ~$600M***	***Improved Margin: 130bps***	***90% Improvement in Cash Flow Efficiency[2]***	***Reduced Leverage Ratio[3] by ~1.0x***	***Deployed ~$740M[4]*** ***While increasing cash by ~$225M***

(1) See appendix for definition of Non-GAAP Financial Measures
(2) Cash Flow Efficiency defined as Operating Cash Flow from Continuing Operations / Non-GAAP Net Income from Continuing Operations
(3) Leverage ratio defined as Net Debt / Adjusted Bank EBITDA (adds back stock based compensation expense)
(4) Represents total deployments during the 23 month period from 2/1/2014 to 1/1/2016

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©2016 LEIDOS. ALL RIGHTS RESERVED.

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Strategy & Outlook – Agenda ©2016 LEIDOS. ALL RIGHTS RESERVED.   A repositioned & strengthened Leidos The new Leidos: well positioned Solid execution plan → powerful synergies

Consistent Strategy Going Forward Focus on core business: Ensure seamless execution & integration 1 Invest methodically: Further strengthen technical capabilities and differentiators 3 Deploy excess capital: Reduce leverage, maintain dividend, return to shareholders 4 Drive growth: Grow backlog & leverage scale to win bigger contracts 2 ©2016 LEIDOS. ALL RIGHTS RESERVED.

It’s an Uncertain & Evolving World Obama Issues Cyber Directive after DNC hack VA Wait-Time Problems Still Unresolved After Nice Attack, Countries Tighten Security on French Border Air Traffic Control Privatization Fight Far From Over Rising Medical Costs Force Patients of All Ages to Make Concessions Logan Airport Lines Up Record Passenger Numbers ©2016 LEIDOS. ALL RIGHTS RESERVED.

Our World is Becoming Digital at an Increasing Speed ©2016 LEIDOS. ALL RIGHTS RESERVED.   Moore’s Law Metcalf’s Law Storage Costs Bandwidth Demand

Market Challenges Drive Available Market Growth ©2016 LEIDOS. ALL RIGHTS RESERVED.

©2016 LEIDOS. ALL RIGHTS RESERVED.   Market Winners Must Excel in 3 Key Areas Transaction will uniquely position Leidos to compete and execute on large systems integration opportunities based on its breadth of customers, scope of capabilities, and low cost structure Expertise and Relationships Cost Advantage Enhanced Capabilities Talented workforce & broad base of strong customer relationships Scale advantages lead to lower cost structure Advanced technology-based solutions Data driven intelligence Strengthened Platform

Strategy & Outlook – Agenda ©2016 LEIDOS. ALL RIGHTS RESERVED.   A repositioned & strengthened Leidos The new Leidos: uniquely positioned Solid execution plan → powerful synergies

Transaction Summary & Update

Structure	▸ Leidos to combine with Lockheed Martin's Information Systems & Global Solutions ("IS&GS") business via a Reverse Morris Trust structure
Consideration	▸ Total transaction value for IS&GS, includes ~77M shares in Leidos stock and $1.8 billion in special cash payment to Lockheed Martin ▸ Leidos stockholders will receive a special cash dividend of ~$1 billion, or $13.64/share in connection with the transaction
Post-Closing Ownership / Capital Structure	▸ Lockheed Martin stockholders: ~50.5% ▸ Leidos stockholders: ~49.5% ▸ Approximately $3.4 billion in net debt anticipated at closing

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leidos

Leidos + IS&GS: An Ideal Fit – Four Key Advantages ©2016 LEIDOS. ALL RIGHTS RESERVED.   Improved position in attractive & growing markets Expanded scale & diversity Strengthened capabilities Improved financial profile 1 2 3 4

Market Drivers Well Aligned with Leidos’ Capabilities Evolving & Escalating Threats Data Proliferation Aging IT and Infrastructure Advanced solutions to counter terrorism and “near peer” competitors Full range of tools for addressing high-end cybersecurity challenges Modernization of legacy IT systems to next generation enterprise IT solutions Operation and modernization of complex infrastructure challenges Proven capabilities to leverage “Big Data” for full range of mission critical needs Optimized data processing, exploitation, and dissemination ©2016 LEIDOS. ALL RIGHTS RESERVED.   Advantage #1: Attractive Markets

40+ year RELATIONSHIPS CLASSIFIED 30+ year RELATIONSHIPS 10+ year RELATIONSHIPS CLASSIFIED 20+ year RELATIONSHIPS CLASSIFIED Leidos + IS&GS ©2016 LEIDOS. ALL RIGHTS RESERVED.   Broad Portfolio of Strong Customer Relationships LDOS: A TRUSTED LONG-TERM PARTNER CLASSIFIED Advantage #1: Attractive Markets

©2016 LEIDOS. ALL RIGHTS RESERVED.   Significant Benefits of Scale Advantage #2: EXPANDED scale & DIVERSITY Increased Global Presence Increased Discretionary Spend Enhanced Branding ~70% More Competitive Wrap Rates R&D, Bid and Proposal, and Market Development

©2016 LEIDOS. ALL RIGHTS RESERVED.   Transaction Balances Leidos’ Market Exposure Combined company has a balanced revenue profile and customer mix IS&GS Combined Company Health 14% Defense 33% Intelligence 43% Note: Based on Pro Forma 2016 estimate Civil 44% Defense 26% Intelligence 11% Civil 27% Defense 29% Intelligence 27% Civil 10% Health 19% Health 16% Advantage #2: EXPANDED scale & DIVERSITY

©2016 LEIDOS. ALL RIGHTS RESERVED.   Diversified Portfolio of Large, Long-Term Contracts Rank Segment Customer Period of Performance* Total Contract Value 1 Defense DoD-DISA 2012-2020 $4.6B 2 Health DHA 2015-2025 $4.3B 3 Civil FAA 2002-2020 $3.7B 4 Civil DoE 2009-2019 $3.6B 5 Defense UK MoD 2015-2028 $3.3B TOP 10 CONTRACTS & PROGRAMS – COMBINED COMPANY Rank Segment Customer Period of Performance* Total Contract Value 6 Civil FAA 2005-2019 $2.1B 7 Civil NSF 2012-2025 $2.0B 8 Health VA 2010-2021 $1.4B 9 Civil FAA 2010-2020 $1.4B 10 Intelligence & Homeland Security Classified 2013-2018 $0.9B Franchise programs drive continuity & financial stability Advantage #2: EXPANDED scale & DIVERSITY * Includes option years

©2016 LEIDOS. ALL RIGHTS RESERVED.   Transaction Strengthens International Footprint UNMATCHED GEOGRAPHIC REACH – 30 COUNTRIES STAFFED International Exposure Classified Program Ministry Of Justice Australian Tax Office Active Network Infrastructure UK Ministry of Defence UK NATS NATO Ballistic Missile Defense Australian Defence Force 2016E $10B Revenue Domestic 91% International 9% Advantage #2: EXPANDED scale & DIVERSITY

C4ISR ©2016 LEIDOS. ALL RIGHTS RESERVED.   Transaction Strengthens & Expands Capabilities 1 Disruptive C4ISR solutions that proactively address our most critical national security needs Cyber 2 Strong national security credentials provide foundation for protecting customers in all markets we serve System Engineering 3 Optimally tailored to customer needs; speed and quality through simulation-based modeling and use of open architectures Data Analytics 4 Tools and expertise built to deliver actionable intelligence from disparate data sources; designed for the intelligence community, applicable to all markets we serve Large-Scale Agile Software Development 5 Geographically distributed, agile environment and experience Enterprise IT Modernization 6 Migrating datacenters and customer IT infrastructure to cloud-based solutions Operations and Sustainment 7 Adaptable solutions and tailored training to meet and exceed mission needs Advantage #3: Strengthened capabilities

ADVANTAGE #3: STRENGTHENED CAPABILITIES

Large, Highly Skilled & Experienced Workforce

Overview

- ~33,000 highly skilled employees in 30 countries
- 91% U.S.; 9% International
- >6,500 (20%) veterans
- ~1,100 PhDs
- ~6,900 Master's Degrees
- ~50% STEM Degree Holders

Years of Service


15+
19%
0–2
34%
11–14
14%
~33,000
Employees
6–10
21%
3–5
12%

Security Clearances


Secret
29%
~13,000
Cleared
Employees
Top Secret
and Above
71%

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©2016 LEIDOS. ALL RIGHTS RESERVED.

Revenue The New Leidos: Profile of a Global Leader Countries Employees Customers IDIQ Vehicles Ticker ©2016 LEIDOS. ALL RIGHTS RESERVED.   $10B 30 33,000 >1,000 >200 LDOS Advantage #4: IMPROVED FINANCIAL PROFILE

©2016 LEIDOS. ALL RIGHTS RESERVED.   Looking Ahead: Revenue Growth, Margin Expansion & High Cash Efficiency 3% CAGR +150bps >100% Revenue ($B) Adjusted EBITDA Margin (%)1 Cash Efficiency (%)2 8.5% 10%+ See appendix for definition of Non-GAAP Financial Measures Cash Flow Efficiency defined as Operating Cash Flow From Continuing Operations / Non-GAAP Net Income from Continuing Operations 2016 estimates reflect annualized post-close performance. 2019 metrics indicate operating model targets. Advantage #4: IMPROVED FINANCIAL PROFILE 3 3 3 3 3 3

©2016 LEIDOS. ALL RIGHTS RESERVED.   Significant Value Created by 2019 Advantage #4: IMPROVED FINANCIAL PROFILE Note: Integration Costs are One-Time. Cost Savings Reflects Cumulative Gross Cost Synergies including Day 1 Savings from Pension and Corporate Flowdown reductions. Revenue Synergies reflect Cumulative impact of expected revenue synergies. Integration Costs $235M Revenue Synergies Cost Savings $1,238M $425M

©2016 LEIDOS. ALL RIGHTS RESERVED.   Experienced Executive Leadership Team Jim Reagan Chief Financial Officer Angie Heise President, Civil Group John Fratamico President, Advanced Solutions Jon Scholl President, Health Group Ann Addison Chief Human Resources Officer Vince Maffeo General Counsel Gulu Gambhir Chief Technology Officer Michele Brown Chief Ethics & Compliance Officer Bettina Welsh Chief of Internal Audit Mary Craft Chief Administrative Officer Gerry Fasano Chief of Business Development & Strategy Tim Reardon President, Intelligence & Homeland Security Group Mike Leiter President, Defense Group Roger A. Krone CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Key Messages Sharper focus Renewed growth Repositioned & strengthened Leidos Greater anticipated synergies Focus on minimizing risk Solid execution plan → powerful synergies The new Leidos 2018 & beyond* 3% revenue growth 10%+ Adjusted EBITDA margin 100%+ cash efficiency Expanded scope & scale Resilient & diversified revenues The new Leidos: strongly positioned * Represent Operating Metric Targets ©2016 LEIDOS. ALL RIGHTS RESERVED.

Registration & Informal Lunch with Management 11:30 – 12:30 Opening Remarks & Introductions Kelly Hernandez VP OF INVESTOR RELATIONS 12:30 – 12:35 Strategy & Outlook Roger Krone CHAIRMAN & CEO 12:35 – 1:15 Leidos Investor Day 2016 – Agenda Business Segment Review Michael Leiter EXECUTIVE VP 1:15 – 2:00 Financial Perspective James Reagan CFO 2:00 – 2:45 Q&A Panel 2:45 – 3:45 ©2016 LEIDOS. ALL RIGHTS RESERVED.

Business Segment Review MICHAEL LEITER EXECUTIVE VP

Total Addressable Market Market Share DEFENSE $28B 11% CIVIL $124B 2% INTELLIGENCE & HOMELAND SECURITY $26B 11% HEALTH $58B 3% ADVANCED SOLUTIONS Serves all addressable markets with R&D and high-end solutions ©2016 LEIDOS. ALL RIGHTS RESERVED.   Five Growth Platforms 1 2 3 4 5 Note: Defense, Civil, and Intelligence & Homeland Security data source: Renaissance Strategic Advisors. June 2016. Health data source: Gartner and Avascent, 2014 and 2013 reports.

AIR FORCE ©2016 LEIDOS. ALL RIGHTS RESERVED.   Growth Platform #1: Defense Revenue Profile Key Customers Focus Description: No. 1 provider of IT and technology services to military services and broader Defense Department for >20 Years Revenue: $3.0B (2016E) Market Share: 11% of $28B Market International: UK, Europe, Middle East, Australia Key Capabilities C4ISR systems modernization & integration Data analytics Systems engineering Large scale software development Cybersecurity Enterprise IT modernization Lifecycle support for sensors / electronics Airborne and Maritime systems NAVY ARMY DISA International 19% Fixed 44% Cost Plus 48% T&M 8% Domestic 81% Domestic vs. International Contract Type Defense

Related Programs Positioned For ©2016 LEIDOS. ALL RIGHTS RESERVED.   CASE STUDY: DoD GIG Services Management – Operations Mission Need: Ensure uninterrupted global network connectivity across all classifications for all Department of Defense activities Support mission critical programs such as missile defense and airborne intelligence, surveillance, and reconnaissance (ISR) Leidos Response: Transitioned 4 Network Operations Centers and maintained 8,100 devices in more than 460 hubs across 46,000 global circuits Modernized and consolidated DISA’s Defense Information Systems Network (DISN) into a single, world-wide enterprise Continuing to deliver cost savings and improved performance to the customer, while simultaneously growing the contract $4.6B 1.5M 4K IDIQ Ceiling Value DoD users Worldwide sites Defense Global Combat Support System - USAF Australia Centralised Processing NATO Active Network Infrastructure Navy Enterprise IT Program

Revenue Profile Key Customers Focus Key Capabilities ©2016 LEIDOS. ALL RIGHTS RESERVED.   Growth Platform #2: Civil Description: Supports 80% of Cabinet-level civil agencies Revenue: $2.7B (2016E) Market Share: 2% of $124B Market International: UK, Europe, Middle East, Australia Software Development: Air traffic management, financial systems, agile solutions Operations & Sustainment: Facilities operations and maintenance for DOE, NSF, FAA, and NASA missions Enterprise IT Modernization: Data center and infrastructure management, cloud migration, managed services Systems Engineering: Integrated airport management solutions Domestic vs. International Contract Type International 8% Domestic 92% FAA NASA DOE Fixed 28% Cost Plus 52% T&M 18% Commercial & Other 2% Civil

CASE STUDY:

Civil

FAA: En Route Automation Modernization (ERAM)







$3.7B Contract Value

100% US' high altitude air traffic managed

- **Mission Need:**
  - Provide world-class automation for Air Traffic Controllers to separate aircraft
  - Provide foundational platform and deliver next generation (NextGen) solutions to enhance air traffic management efficiency & capability
- **Leidos Response:**
  - Integrated NextGen solutions such as satellite-based surveillance (ADS-B) and digital messaging for improved performance
  - Enabled the simultaneously tracking of 1900 aircraft, a 73% increase in capacity
  - Developed an end-to-end four-dimensional trajectory model, enabling earlier conflict detection and resolution

Related Programs



Terminal Flight Data Manager



UK National Air Traffic System



Automated Flight Service Station

Positioned For



International Aviation

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©2016 LEIDOS. ALL RIGHTS RESERVED.

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©2016 LEIDOS. ALL RIGHTS RESERVED.   CASE STUDY: Time Based Separation (TBS) Civil Video

Revenue Profile Key Customers Focus Key Capabilities ©2016 LEIDOS. ALL RIGHTS RESERVED.   Growth Platform #3: Intelligence & Homeland Security Description: One of the largest providers of complex services and solutions to the Intelligence Community and Homeland Security agencies Revenue: $2.7B (2016E) Market share: 11% of $26B Market International: UK and Australia Cyber: Full-spectrum cyber capabilities, threat detection and mitigation, and managed security services Data Analytics: Collection & analysis of “Big Data” to produce intelligence to support National Security and Homeland Defense customers Enterprise IT Modernization: Cloud migration Software Development: Mission applications Screening Technology: Mobile and fixed border and transportation screening products International 4% Fixed 33% Cost Plus 60% T&M 7% Domestic 96% Domestic vs. International Contract Type Intelligence / Homeland Security Intelligence Community DNI DHS

Related Programs Positioned For ©2016 LEIDOS. ALL RIGHTS RESERVED.   CASE STUDY: Real-Time Regional Gateway (RT-RG) Mission Need: Provide the warfighter a common operational picture across multiple domains and intelligence sources in real-time for operations. Design, develop, deploy, maintain, and sustain a cloud-based, massive data, ingestion, storage, fusion and enhancement, retrieval, and alerting capability at multiple classification levels Support DoD Services and the Intelligence Community (IC) in multiple combat and non-combat locations globally Leidos Response: Developed a capability to ingest, store, and retrieve in near-real-time massive number of data records with disparate formats. Significantly increased the volume of data processed making exponentially greater quantities of information readily available to users worldwide through focused, customizable alerts to analysts 2006 Deployed in only eight months 95% reduction in troop casualties and IED deaths Intelligence / Homeland Security 2007-11 Joint Improvised-threat Defeat Agency NGA eXploit INSCOM Army Intelligence Training Services Intelligence Programs

Revenue Profile Key Customers Focus Key Capabilities ©2016 LEIDOS. ALL RIGHTS RESERVED.   Growth Platform #4: Health Description: Provides services and solutions to federal and commercial clients in information technology, life sciences, and public health Revenue: $1.6B (2016E) Market Share: 3% of $58B Market Enterprise IT Modernization: Data Center optimization and management, cloud migration, managed services Software Development: EHR implementation, management & interoperability Data Analytics: Protecting public health Mission-Critical O&S: Medical examinations, document digitization, appointment scheduling DHA VA HHS Domestic vs. International Contract Type International 1% Domestic 99% Commercial & Other 16% Fixed 46% Cost Plus 8% T&M 30% Health

Related Programs Positioned For CASE STUDY: Defense Health Agency (DHA) GENESIS ©2016 LEIDOS. ALL RIGHTS RESERVED.   Mission Need: Improve the health and medical readiness of the US Military Leidos Response: Assembled team of leaders in military health, health IT, EHR implementations, and consulting Designed a highly interoperable system based on commercially available (COTS) solutions Ensuring smooth transition from legacy system both technically and operationally Enabling a data platform that leverages a high volume of patient data to improve health outcomes & military readiness 9.6M IDIQ Ceiling Value $4.3B Beneficiaries Health VA Data Center SSA IT Support Services DoD Nurse Advice Line Global Health IT Opportunities

Advanced Solutions

Growth Platform #5: Advanced Solutions

Capabilities

Funded principally by ~$500M in customer R&D projects, Leidos develops advanced solutions on numerous fronts

- C4ISR
- Sensor Systems
- Collection and processing for Airborne, Ground and Maritime systems
- SIGINT and Data Analytic Systems
- Autonomous Maritime

	Concept Development	Technology Demonstration	Programs of Record
Airborne ISR	 **Hyperspectral Imager** ***Internal R&D***	 **Airborne ISR** ***Quick Reaction Programs***	 **ARL-E Program Win**
Naval Autonomy	 **Autonomy Development** ***DARPA Grand Challenge***	 **Sea Hunter**	"This will be a change just like other momentous changes in our society. You see this human-machine collaboration… and you're going to see it increasingly in warfare." *– Bob Work[1], DepSecDef*

Key Customers

- AFRL
- DARPA
- ARMY
- NAVY
- US Intelligence Community

(1) As reported in DoD News, 4/8/16, "Work: Robot Warship Demonstrates Advances in Autonomy, Human-Machine Collaboration"

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©2016 LEIDOS. ALL RIGHTS RESERVED.

Advanced Solutions

CASE STUDY:

Airborne Reconnaissance Low-Enhanced (ARL-E)





200k+ Flight Hours[1]

50+ Aircraft[1]

- **Mission Need:**
  - Modular, multi-intelligence airborne surveillance and reconnaissance providing direct, real-time information to the warfighter
- **Leidos Response:**
  - Operationalized emerging sensor technologies and capabilities
  - Rapidly prototyped and fielded persistent, multi-source, integrated intelligence capability
  - Modular mission equipment payloads for rapid re-configuration to meet mission needs
  - Deployed and operated systems protecting U.S. and coalition troops in high-threat areas

Related Programs


Blue Devil


Buckeye


Saturn Arch

Positioned For


Expand capabilities to other aircraft

(1) Metrics provided represents total Leidos AISR programs, including ARL-E.

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©2016 LEIDOS. ALL RIGHTS RESERVED.

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©2016 LEIDOS. ALL RIGHTS RESERVED.   CASE STUDY: Sea Hunter Advanced Solutions Video

©2016 LEIDOS. ALL RIGHTS RESERVED.   Significant Value Created by 2019 Note: Integration Costs are One-Time. Cost Savings Reflects Cumulative Gross Cost Synergies including Day 1 Savings from Pension and Corporate Flowdown reductions. Revenue Synergies reflect Cumulative impact of expected revenue synergies. Integration Costs $235M Revenue Synergies Cost Savings $1,238M $425M

©2016 LEIDOS. ALL RIGHTS RESERVED.   Transaction Drives Multiple Layers of Revenue Synergies Additional ~$225M anticipated in FY19 …and more IDIQs leading to …Combined with enhanced PWIN … Significant increase in pipeline as a combined company: $21B+… Defense Intel Civil Health Revenue Synergies ($M)

©2016 LEIDOS. ALL RIGHTS RESERVED.   Identified $21B+ of New Potential Opportunities Defense Cyber ISR ground dissemination Weapons systems integration Battlespace situational awareness Cost-sensitive enterprise IT transformation Intelligence & Homeland Security Large enterprise IT opportunities Critical infrastructure protection Joint deployable intel systems Civil Cost-sensitive enterprise IT transformation Large-scale network operations & management Health Electronic health records Enterprise contact centers Identified new significant opportunities that neither entity would have bid independently

Three Factors Drive Enhanced Pwin New Leidos expects a greater PWIN on opportunities— and to be in a better position to bid on large, geographically dispersed IT opportunities Defense/Intel Civil International Streamlined management and decision making Tailored capture process Improved technical offerings More competitive rate structure ©2016 LEIDOS. ALL RIGHTS RESERVED.   Complementary & expanded market access Greater agility in the marketplace Increased value

Significantly Expanded IDIQ Inventory ©2016 LEIDOS. ALL RIGHTS RESERVED.   GWAC: GSA Alliant, GSA HCATS Homeland Security: DHS EAGLE II, DHS TSA TEDS (W) DoD IT: Army ITES2-S, DISA ENCORE II, USAF NETCENTS II Civil IT: SSA ITSSC, CMS VDC, CMS SPARC, CDC CIMS, IRS TIPSS4, DOJ MEGA 4 Combined IDIQ inventory gives Leidos access to bid almost any opportunity in our space in the Federal Government Examples of IS&GS Vehicles Adds 25+ large contract vehicles Combined ceiling value $200B+

Significant portfolio of capabilities & customers SUMMARY Five Strong Growth Platforms Resilient, diversified $10B revenue base spans 4 markets with broad suite of large, long-term contracts Differentiated investment & expertise in Advanced Solutions enables creation of new markets and large potential opportunities ©2016 LEIDOS. ALL RIGHTS RESERVED.   Capabilities Positioning Growth

Registration & Informal Lunch with Management 11:30 – 12:30 Opening Remarks & Introductions Kelly Hernandez VP OF INVESTOR RELATIONS 12:30 – 12:35 Strategy & Outlook Roger Krone CHAIRMAN & CEO 12:35 – 1:15 Leidos Investor Day 2016 – Agenda Business Segment Review Michael Leiter EXECUTIVE VP 1:15 – 2:00 Financial Perspective James Reagan CFO 2:00 – 2:45 Q&A Panel 2:45 – 3:45 ©2016 LEIDOS. ALL RIGHTS RESERVED.

Financial Perspective Jim Reagan, CFO

Financial Perspective – Agenda Transaction synergy update Capital deployment Key financial targets ©2016 LEIDOS. ALL RIGHTS RESERVED.

©2016 LEIDOS. ALL RIGHTS RESERVED.   Value Creation Highlights Cost Synergies Integration Costs Revenue Synergies Increased identified gross cost synergies by 46%* to $350M Synergies derived from three major areas: IT systems consolidation, facilities footprint reduction, and streamlined operations and functional support Investment to execute the integration generates positive ROI Majority of cash costs expected in first 18 months after close Major cost drivers are: IT integration, facility restructuring, severance Expect to recover a portion of the costs over 5 years Increased Pwin across all programs due to lower cost, stronger customer relationships, and greater capability set 18-24 month sales pipeline drives revenue synergies in 2018 and beyond *Increase of 46% is relative to initial gross cost synergy estimate of $240M

©2016 LEIDOS. ALL RIGHTS RESERVED.   Significant Value Created by 2019 Note: Integration Costs are One-Time. Cost Savings Reflects Cumulative Gross Cost Synergies including Day 1 Savings from Pension and Corporate Flowdown reductions. Revenue Synergies reflect Cumulative impact of expected revenue synergies. Integration Costs $235M Revenue Synergies Cost Savings $1,238M $425M

©2016 LEIDOS. ALL RIGHTS RESERVED.   Estimated Cost Synergies – Initial View $50 $261 $341 $361 Annual Gross Cost Synergies ($M) Day 1 Savings*: Pension & Corporate Flowdown Reduction Cost Synergies due to the transaction * Day 1 Savings are reflected in SpinCo 5 year projections published in S-4 $240M Synergies from combination will enhance shareholder value and increase Leidos’ competitiveness

Estimated Cost Synergies – Updated View

HALF OF ALL COST SYNERGIES EXPECTED IN YEAR 1



Annual Gross Cost Synergies ($M)
$55
$5
$20
$30
FY16
$296
$35
$140
$121
FY17
$416
$75
$220
$121
FY18
$471
$110
$240
$121
FY19
Incremental Cost Synergies identified
Cost Synergies due to the transaction (Initial view)
Day 1 Savings*: Pension & Corporate Flowdown Reduction
$350M

~46% increase in estimated gross cost synergies compared to initial view

* Day 1 Savings are reflected in SpinCo 5 year projections published in S-4

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$175M Net Cost Synergies ©2016 LEIDOS. ALL RIGHTS RESERVED.   Cost Synergies Drives Growth & Margin $240M Growth $120M Cost Savings to Customer INITIAL VIEW CURRENT VIEW REVISED SYNERGIES EXPECTED TO INCREASE SAVINGS TO CUSTOMER WHILE ALSO DRIVING GROWTH AND MARGIN $120M Cost Savings to Customer $240M Gross Cost Synergies $175M Cost Savings to Customer $350M Gross Cost Synergies $120M Net Cost Synergies Increase Margin Drive Revenue Synergies Note: Cost savings to customer and net cost synergies based on cost-plus contract mix estimate of ~50%

©2016 LEIDOS. ALL RIGHTS RESERVED.   Cash Impact of Acquisition & Integration Costs Acquisition & Integration Costs Cash impact of acquisition & integration costs expected to be ~$176M Note: Figures shown reflect ~$235M of integration costs and ~$30M of one-time deal costs, all net of taxes

Integration: Focused on Reducing Risk Dedicated, executive-level Leidos and IS&GS leadership of all integration planning Senior-level Leidos and IS&GS leadership for all business functions Specialized focus areas Regular executive review and direction McKinsey & Co. merger management support ©2016 LEIDOS. ALL RIGHTS RESERVED.   DEDICATED INTEGRATION MANAGEMENT OFFICE Iterative value capture process: Maximizes results. Minimizes risk.

Integration Plans Well Underway Q1 Q2 Q3 Q4 2016 Q1 Q2 Q3 Q4 2017 Q1 Q2 Q3 Q4 2018 Market based organization Integrated business development Day 1 synergies: $121M+ Integrate HR systems Integrate ERP/accounting systems Optimize network infrastructure Facilities consolidation Streamlined back office Harmonized benefits Exit Transition Services Agreement Organization and Process Integration Day 1 Operations ©2016 LEIDOS. ALL RIGHTS RESERVED.

©2016 LEIDOS. ALL RIGHTS RESERVED.   Key Value Drivers from the Integration Corporate Savings Reduction of senior management layers Economies of scale benefits from shared costs Consolidation & simplification of IT systems Segment & Functional Support Organizational consolidation Streamline enterprise shared services Optimize & re-engineer business processes Real Estate Reduction/elimination in ~20% of leased facilities Reconfigured space to increased density Increase outsourcing of facility management Other Supply chain optimization Common benefits platform

Financial Perspective – Agenda ©2016 LEIDOS. ALL RIGHTS RESERVED.   Transaction synergy update Capital deployment Key financial targets

©2016 LEIDOS. ALL RIGHTS RESERVED.   Our Long-Term Value Creation Roadmap Remains Consistent Revenue Growth and Diversification Adjusted EBITDA and Margin Expansion Strong Cash Generation and Efficiency Prudent Leverage Disciplined Capital Allocation Strategy Shareholder value remains our top priority

©2016 LEIDOS. ALL RIGHTS RESERVED.   Capital Deployment Philosophy $0.32 quarterly dividend on ~151M common shares Business development, internal R&D Organic & inorganic growth Target leverage ratio of <3.0x Repurchase shares with excess cash Potential for dividend growth over time Maintain Dividend Invest for Growth Delever Return Capital to Shareholders 1 2 3 4

Attractive Terms on Well Received Debt Offering


$3.6B
~82%
Variable Debt
$1.1B
~40%
Variable Debt[1]
$2.5B
100%
Variable Debt
PF Total Debt
Existing Debt
Transaction Debt

	PF Total Debt	Existing Debt	Transaction Debt
Blended Interest Rate[2]	~3.9%	~5.5%	~3.2%

Blended interest rate on Transaction Debt for 2017 has improved by ~90bps from initial estimate

Note:
(1) Variable debt includes effect of interest rate swaps
(2) Transaction Debt Interest Rate reflects current Libor rate as of 7/29/2016 and excludes impact of debt origination and financing cost amortization

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Financial Perspective – Agenda ©2016 LEIDOS. ALL RIGHTS RESERVED.   Transaction synergy update Capital deployment Key financial targets

©2016 LEIDOS. ALL RIGHTS RESERVED.   2016 Pro Forma Guidance: IMPROVED MARGINS & EPS ACCRETIVE Revenue $5.1B to $5.2B $6.8B to $7.0B Adjusted EBITDA Margin 7.9% to 8.3% 8.5% to 9.0% Non-GAAP Diluted EPS $2.85 to $3.05 $3.15 to $3.35(2) Effective Tax Rate ~35% ~28% Operating Cash Flow from Continuing Operations Meet or exceed $250M(3) Meet or exceed $275M(4) LDOS Standalone 2016E Guidance Pro forma includes LDOS Standalone results as well as IS&GS results assuming an 8/16/2016 transaction close Non-GAAP Diluted EPS range of $3.15 to $3.35 includes ~30 cent tax benefit related to the special dividend $250M of Operating Cash Flow from Continuing Operations reflects Guidance from 7/28/2016 of $275M, less ~$25M of pre-close transaction & integration costs, net of taxes $275M of Operating Cash Flow from Continuing Operations includes $80M of transaction & integration costs, net of taxes LDOS 2016E with IS&GS(1) Guidance

©2016 LEIDOS. ALL RIGHTS RESERVED.   2017 Pro Forma Guidance: REVENUE STABILIZATION; MARGIN EXPANSION; EPS GROWTH Revenue $9.8B to $10.2B Adjusted EBITDA Margin 9.0% to 10.0% Non-GAAP Diluted EPS $2.90 to $3.20 Effective Tax Rate ~37% Operating Cash Flow from Continuing Operations Meet or exceed $475M(1) LDOS Pro Forma 2017E Guidance $475M of Operating Cash Flow from Continuing Operations includes $75M of transaction & integration costs, net of taxes 2017E Non-GAAP Diluted EPS reflects ~7% or $0.20 growth from 2016E at constant 37% tax rate

©2016 LEIDOS. ALL RIGHTS RESERVED.   3% CAGR +150bps >100% Revenue ($B) Adjusted EBITDA Margin (%)1 Cash Efficiency (%)2 8.5% 10%+ See appendix for definition of Non-GAAP Financial Measures Cash Flow Efficiency defined as Operating Cash Flow From Continuing Operations / Non-GAAP Net Income from Continuing Operations 2016 estimates reflect annualized post-close performance. 2019 metrics indicate operating model targets. 3 3 3 3 3 3 Looking Ahead: Revenue Growth, Margin Expansion & High Cash Efficiency

Next 2-3 Years: Delivering on our Value Creation Roadmap

Revenue Growth and Diversification	Adjusted EBITDA Margin[1] Expansion	Strong Cash Generation and Efficiency	Prudent Leverage	Disciplined Capital Allocation Strategy
3-year Revenue CAGR ~3%	***3-year Margin Expansion ~150bps***	***Continued High Cash Flow Efficiency [2]: 100%***	***Leverage Ratio Target <3.0x***	***~3.5% Div. yield [3]***

(1) See appendix for definition of Non-GAAP Financial Measures
(2) Cash Flow Efficiency defined as Operating Cash Flow From Continuing Operations / Non-GAAP Net Income from Continuing Operations
(3) Dividend yield calculated on an ex-special dividend basis as of LDOS closing stock price on 7/29/2016

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©2016 LEIDOS. ALL RIGHTS RESERVED.   SUMMARY Building a Market Leader with Strong Financial Profile Committed to successful execution Strong team in place Value capture plan already underway Synergies enable margin expansion potential and above-market revenue growth Capital efficient business model will drive significant free cash flow Capital deployment philosophy focused on returning capital to shareholders amidst targeted deleveraging strategy Execution Synergies Capital Allocation

Key Messages Sharper focus Renewed growth Repositioned & strengthened Leidos Greater anticipated synergies Focus on minimizing risk Solid execution plan → powerful synergies The new Leidos 2018 & beyond* 3% revenue growth 10%+ Adjusted EBITDA margin 100%+ cash efficiency Expanded scope & scale Resilient & diversified revenues The new Leidos: strongly positioned * Represent Operating Metric Targets ©2016 LEIDOS. ALL RIGHTS RESERVED.

Leidos Investor Day NYSE – NEW YORK, NY August 1, 2016

Appendix

Definition of Non-GAAP Financial Measures Non-GAAP operating income is computed by excluding the following items from income (loss) from continuing operations: (i) other income (expense), net; (ii) interest expense; (iii) interest income; (iv) income tax (expense) benefit adjusted to reflect non-GAAP adjustments; and (v) the following discrete items: Acquisition and integration costs – Represents costs related to the Lockheed Martin transaction and integration of the acquired business. Amortization of acquired intangible assets – Represents the amortization expense associated with intangible assets. Gains and losses on disposal of assets and businesses - Represents the gains or losses on certain sales of real estate and businesses. Asset impairment charges – Represents impairments of long-lived intangible and tangible assets. Restructuring expenses – Represents costs associated with lease termination and facility consolidation, including costs related to the Company’ September 2013 spin-off of its former technical services and enterprise IT business. Plainfield – Represents write-downs taken as part of cancelling outstanding accounts receivable in exchange for the assets of the Plainfield Plant, and estimate-at-completion adjustments related to the Plainfield project Adjusted EBITDA is computed by excluding the following items from income (loss) from continuing operations: (i) discrete items as identified above; (ii) interest expense; (iii) interest income; (iv) depreciation expense; and (v) income tax (expense) benefit, adjusted to reflect the non-GAAP adjustments. Non-GAAP income from continuing operations is computed by excluding the discrete items as identified above from income (loss) from continuing operations and adjusting income tax (expense) benefit for the effect of such exclusions.  ©2016 LEIDOS. ALL RIGHTS RESERVED.

Transaction Summary


LMT Stockholders
1
Exchange Offer
Lockheed Martin Corporation
Special Cash Payment $1.8B
2
IS&GS (Abacus Innovations Corp.)
3
Merger
Participating LMT Stockholders
Leidos Existing Stockholders
50.5%
49.5%
3
Share Issuance
Leidos Holdings, Inc.
Special Cash Dividend ~$1.0B
4
100%
100%
Lion Merger Co. (IS&GS post-merger)
Leidos, Inc.

1. LMT offers to exchange Abacus shares for outstanding LMT shares (but does not distribute the Abacus shares to LMT stockholders, who will instead receive Leidos Holdings, Inc. shares via the merger).
2. Abacus incurs new indebtedness and pays LMT a special cash payment.
3. Leidos Holdings, Inc. subsidiary (Lion Merger Co.) merges with the IS&GS business (Abacus Innovations Corp.), which survives the merger as a wholly-owned subsidiary of Leidos Holdings, Inc. In the merger, Leidos Holdings, Inc. issues shares to those LMT stockholders who elected to participate in the exchange offer.
4. Leidos pays $13.64 per share (~1B aggregate) dividend to stockholders of record before the merger.

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